Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

August 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Abby Adams
Dorrie Yale

Re:	Rexahn Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed July 6, 2020
File No. 333-239702

Dear Ms. Adams and Ms. Yale:

On behalf of Rexahn Pharmaceuticals, Inc. (“Rexahn”), this letter is in response to your letter dated August 2, 2020 (the “Comment Letter”) to Douglas J. Swirsky, relating to Rexahn’s Registration Statement on Form S-4 (File No. 333-239702) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2020. Rexahn is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response. Except as otherwise noted below, all page references contained in our responses below are to the pages of Amendment No. 1.

Registration Statement on Form S-4

Cover Page

1.
Revise your disclosure regarding the exchange ratio to more clearly explain that the percentage ownership in the combined company by Rexahn stockholders will be further decreased due to the issuances of securities as part of the financing, and provide a sense of the significance of the further dilution.

In response to the Staff’s comment, Rexahn has revised the disclosure on the cover page of Amendment No. 1 to provide additional information regarding the potential that the percentage ownership in the combined company by Rexahn stockholders will be further decreased due to the issuances of securities as part of the financing. Rexahn has also added similar language on pages 19, 36, 151, 164, and 195 of Amendment No. 1.

Securities and Exchange Commission	- 2 -	August 27, 2020

Questions and Answers About the Merger, page 1

2.
We note the scenarios provided on pages 2-3 and elsewhere in the registration statement. As there is a significant difference in effect on Rexahn shareholders based on the difference between trading prices at $3.00 per share and $0.2861 per share addressed in Scenarios 2 and 3, tell us what consideration you have given to an additional scenario between those two amounts, or explain why you do not believe that information would materially add to your disclosure.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 3, 37 to 38, and 192 of Amendment No. 1 to include an additional scenario based on a trading price at $1.50 per share.

Prospectus Summary

The Companies, page 12

3.          Revise to explain the following terms at first use:

•          pharmacologically-induced mydriasis;

•          presbyopia;

•          choroidal vascular disease;

•          diabetic retinopathy;

•          diabetic macular edema;

•          vascular endothelial growth factors; and

•          wet age-related macular degeneration.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 12 to 14 and 227 of Amendment No. 1 to explain the above-referenced terms at first use.  Please note the diabetic retinopathy and diabetic macular edema are each examples of retinal and choroidal vascular disease.

4.
Please revise the Ocuphire pipeline table here and in the Business section to shorten the arrows to the end of Phase 1 for the Nyxol trial for presbyopia and the APX 3330 trial for DR and DME as you state on pages 12-13 that Ocuphire expects to initiate Phase 2 trials for these products in the second half of 2020. In addition, for the Nyxol trials, you state that the “Anticipated Milestone” is to initiate Phase 3 in the second half of 2020, but we also note the statement on page 212 that Ocuphire plans to initiate a 6-month rabbit toxicology study in the second half of 2020 “[i]n preparation for at least one of the two Phase 3 registration trials,” and on page 70 that it plans to complete a rabbit toxicology study over the next 12 to 18 months and that FDA regulations restrict Ocuphire from conducting trials of six months or more until it has completed a six-month toxicology. Revise to reconcile your disclosures, and if the rabbit toxicology study is to precede either of the two Phase 3 trials, shorten the applicable arrow and update the “Anticipated Milestone.”

Securities and Exchange Commission	- 3 -	August 27, 2020

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 13 and 228 of Amendment No. 1 to shorten the arrows to the end of Phase 1 for the Nyxol trial for presbyopia and the APX 3330 trial for DR and DME. In addition, Rexahn has reconciled its disclosures on page 75 of Amendment No. 1 to clarify that Ocuphire Pharma, Inc. (“Ocuphire”) may conduct Phase 3 registration efficacy trials for Nyxol up to 28 days in duration for any acute indication (MIRA-2) or chronic indications such as NVD (LYNX-1) based on its completed 28-day rabbit toxicology study. The 6-month rabbit toxicology study is only required to be completed prior to the conduct of any clinical trials of six months or more. Therefore, the 6-month rabbit toxicology study must be completed prior to the planned 1 year Phase 3 safety exposure trial for chronic indications prior to filing its respective new drug application (“NDA”). Accordingly, Ocuphire did not shorten any arrows for the MIRA-2 or LYNX-1 Phase 3 trials in the “Ocuphire Pipeline Indications” tables on pages 13 and 228, as these trials are not dependent on, and may begin prior to, the referenced rabbit toxicology studies. By way of clarification, only the four planned Ocuphire-focused development trials are depicted in the “Ocuphire Pipeline Indications” tables on pages 13 and 228, while the additional studies and trials anticipated for NDA filing in one or more indications are described in the section entitled “Ocuphire Business-Future Clinical Plans for Nyxol and APX3330” on page 261 of Amendment No. 1.

5.
We note the reference to APX2009 in Ocuphire’s pipeline table, as well as the last row of the table, which appears in gray. Given the early-stage development of APX2009, as well as the limited disclosures regarding this candidate and using Nyxol for glaucoma, please explain why these programs are sufficiently material to the Ocuphire business to warrant inclusion in the pipeline table.

In response to the Staff’s comment, Rexahn has revised the pipeline table on pages 13 and 228 of Amendment No. 1 to include only the four planned Ocuphire-focused development trials. Rexahn has also revised the disclosures on pages 235 and 251 of Amendment No. 1 to provide additional information regarding APX2009. In addition, Rexahn has revised the disclosures on page 81 of Amendment No. 1 to provide additional information regarding Ocuphire’s candidates for potential glaucoma indications and to expand the disclosures regarding the planned inclusion of partner funding for this additional indication for Nyxol.

Opinion of the Rexahn Financial Advisor, page 16

6.
Revise the disclosure here and elsewhere where the Oppenheimer opinion is discussed to disclose that the Oppenheimer opinion was based on an presumed 4.3820 exchange ratio, $720,000 Parent Cash amount, and Rexahn shareholders owning approximate 11.9% of the combined company on a fully diluted basis, as disclosed on page 130. In doing so, highlight that Oppenheimer did not take into consideration the potential dilution from the pre-merger financing.

Securities and Exchange Commission	- 4 -	August 27, 2020

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 15, 17, and 129 to 130, of Amendment No. 1 to disclose that the Oppenheimer & Co. Inc. (“Oppenheimer”) opinion was based on a presumed 4.3820 exchange ratio, $720,000 Parent Cash Amount (as defined in Amendment No. 1), and Rexahn shareholders owning approximately 11.9% of the combined company on a fully diluted basis. Rexahn has also highlighted on page 17 of Amendment No. 1 that Oppenheimer did not take into consideration any additional post-closing dilutive issuances of Rexahn securities pursuant to the pre-merger financing.

Risk Factors

Risks Related to the Merger, page 33

7.
In the first risk factor, you state that “it is reasonably likely” Rexahn will deliver significantly less than $3.2 million on the Anticipated Closing Date.” We also note certain of your disclosures based on an assumption that the Parent Cash Amount is $0. To the extent Rexahn currently expects that the Parent Cash Amount will be approximately, or less than, $0, revise your disclosures to clarify any such expectation.

In response to the Staff’s comment, Rexahn has revised the disclosure on the cover page and pages 19, 32, 35, 150 to 151, 164, 195, and 331 of Amendment No. 1 to clarify Rexahn’s current expectations regarding the Parent Cash Amount to be delivered on the anticipated closing date, assuming that the transaction closes before November 14, 2020, which is the outside date set forth in the Agreement and Plan of Merger and Reorganization, dated June 17, 2019, among Rexahn, Razor Merger Sub, Inc. and Ocuphire, as amended by that certain First Amendment, dated June 29, 2020 (as amended, the “Merger Agreement”).

8.
Revise the assumptions on page 34 and elsewhere to explain the basis of the sample exchange ratio you used, including the Parent Cash Amount and explain the significance of the 85% calculation. Revise to highlight material differences from the assumptions reflected in the fairness opinion.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 2, 36 to 37 and 191 of Amendment No. 1 to provide additional information regarding the assumptions underlying the sample exchange ratios and the significance of the 85% calculation. Rexahn has also revised the disclosure on pages 2, 36 to 37 and 191 of Amendment No. 1 to highlight the material differences between the assumptions used in each of the scenarios on such pages and the assumptions reflected in the fairness opinion.

Securities and Exchange Commission	- 5 -	August 27, 2020

9.	Expand the first risk factor on page 38 to discuss any covenants that would be applicable as a result of the Pre-Merger Financing and material to the combined company.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 41 to 42 of Amendment No. 1 to describe covenants that would be applicable as a result of the Pre-Merger Financing and material to the combined company.

Risks Related to Rexahn, page 41

10.
We note on page 170 that, in the opinion of Hogan Lovells, the tax consequences of the issuance of the CVRs is uncertain. Expand on the risk factor relating to CVRs on page 42, including in the risk factor title, to discuss the risks of uncertain tax treatment of the CVRs to shareholders and the possible outcomes, including that the reverse tax split and issuance of CVRs could be deemed a recapitalization.

In response to the Staff’s comment, Rexahn has added a new risk factor on pages 47 to 48 of Amendment No. 1 discussing the risks of uncertain tax treatment of the contingent value rights (“CVRs”) to shareholders and the possible outcomes, including that the reverse stock split and issuance of CVRs could be deemed a recapitalization.

Risks Related to Ocuphire, page 62

11.
On pages 84 and 245 you disclose that Ocuphire has one overseas supplier for the drug used in Nyxol and one for APX3330, Ocuphire’s two main product candidates. You disclose on page 96 that COVID-19 pandemic interruptions include the acceleration of a shipment of active pharmaceutical ingredient supply from overseas. Disclose the location of these overseas manufacturers or explain why that information is not material.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 89, 101 and 262 of Amendment No. 1 to include the locations of Ocuphire’s overseas suppliers.

12.
On pages 88 and 246 you disclose that five of Ocuphire’s patents related to Nyxol expire in 2020. To the extent the loss of these patents will have a material negative impact on the conduct of Ocuphire’s business, revise to explain the impact. In addition, if true, revise to clarify that the patents for APX3330 do not include any covering composition of matter.

Because the expiring patents claim certain methods of use relating to Nyxol (but, for clarity, not the current Nyxol formulation) and do not cover the Nyxol composition of matter, Ocuphire believes the expiration of these patents will not be material as Ocuphire has patent protection for Nyxol provided by U.S. Patents 9,795,560 and 10,278,918, expiring in year 2034, with composition of matter coverage for Ocuphire’s Nyxol Eye Drops. In response to the Staff’s comment, Rexahn has revised the disclosure on pages 92 to 93 and 263 to 264 of Amendment No. 1 to clarify that such expiring patents do not cover the current clinical formulation for the Nyxol product. In response to the Staff’s comment, Rexahn has also revised the disclosure on pages 93 and 263 to 264 of Amendment No. 1 to clarify that certain pending patent applications cover a combination therapy composition comprising an APE1/REF-1 inhibitor, such as APX3330, and a second therapeutic agent, and methods of using such combination therapies.

Securities and Exchange Commission	- 6 -	August 27, 2020

13.
Expand your risk factor on page 93 regarding your dependence on the Apexian sublicense agreement to also cover the underlying license agreement with Eisai, and any material obligations under both license agreements for which Ocuphire is responsible as a sublicensee and for which the breach thereof would have a material adverse impact on Ocuphire.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 98 to 99 of Amendment No. 1 to expand on Ocuphire’s dependence on the Apexian sublicense agreement and to address the material obligations under each license agreement, if any, including as to whether a breach of such obligations by Ocuphire or Apexian could have a material adverse impact on Ocuphire.

The Merger

Background of the Merger, page 105

14.
Please substantially revise your disclosures in this section to provide additional information with respect to specific issues discussed during the negotiations between Rexahn and various parties, or considered by the board, regarding the transaction, the merger agreement and related agreements, and the financing. As examples only, please expand upon your disclosure regarding the discussions between Rexahn and Ocuphire on December 12, 2019, December 16, 2019, January 7, 2020, and February 14, 2020, as well as the discussion regarding the pricing reset provisions and their impact on post-closing allocation percentages between Mr. Swirsky and Ms. Sooch on February 27, 2020.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 111 to 128 of Amendment No. 1 to provide additional information with respect to specific issues discussed during the negotiations between Rexahn and various parties, or considered by Rexahn’s board of directors (the “Rexahn Board”), regarding the transaction, the Merger Agreement and related agreements, and the financing. With respect to the specific examples raised by the Staff, please see pages 116 (December 12, 2019 and December 16, 2019), 117 (January 7, 2020) 118 to 119 (February 14, 2020) and 120 (February 27, 2020) of Amendment No. 1 for expanded disclosure in response to the Staff’s comment.

Securities and Exchange Commission	- 7 -	August 27, 2020

15.
With respect to the initial indications of interest from Company A, Company B, and Company C referenced on pages 106-107, please revise to disclose the assumed valuations for each of Rexahn and the other company, and to provide the specific percentage ownership split proposed by each company for the combined entity. Please also give additional details regarding the changes proposed by Company A in its updated indication of interest delivered on February 18, 2020.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 113 of Amendment No. 1 regarding the initial indications of interest from Company A, Company B and Company C, including the assumed valuations for each of Rexahn and the other company contained in such indications of interest, as well as the specific percentage ownership split proposed by each company for the combined entity. Rexahn has also revised the disclosure on page 119 of Amendment No. 1 to provide additional details regarding the changes proposed by Company A in its updated indication of interest delivered on February 18, 2020.

16.
You state on page 108 that the Strategic Alternative Committee concluded that Ocuphire, Company A and Company B should proceed to the next stage of the review process because they presented more “meaningful opportunities” for Rexahn stockholders than other bidders. Please revise to provide additional information regarding the selection criteria considered by the board.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 114 of Amendment No. 1 to provide additional information regarding the selection criteria considered by the Rexahn Board when determining that Ocuphire, Company A and Company B should proceed to the next stage of the strategic review process.

17.
You state that the issuance of CVRs was discussed with Ocuphire on December 10, 2019. Revise to explain whether this was the first discussion regarding the issuance of CVRs, and whether Rexahn had discussed the use of CVRs with any of the other parties participating in the process at the time.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 114 of Amendment No. 1 to note that Rexahn and its financial advisor, Oppenheimer, had indicated to each of the bidders in the strategic review process that it had expected such bidders to provide Rexahn stockholders with the ability to potentially capture additional value from Rexahn’s existing non-cash assets as part of a strategic transaction. Rexahn has also revised the disclosure on page 116 of Amendment No. 1 to note that Mr. Swirsky’s proposal during the December 10, 2019 telephonic meeting to issue CVRs to Rexahn stockholders as part of the transaction between Rexahn and Ocuphire was consistent with the messaging Mr. Swirsky had conveyed to Ocuphire and the other potential bidders throughout the strategic review process.

Securities and Exchange Commission	- 8 -	August 27, 2020

18.
You state in “Rexahn Reasons for the Merger” on page 120 that the Rexahn board considered the limited amount of cash expected to be left for distribution to Rexahn stockholders in a potential dissolution and liquidation of Rexahn, and the risks, costs, and timing of such a process. Please revise your Background section to include a discussion of the board’s consideration of these issues. You also disclose the board considered the limited value given by the marketplace to Rexahn’s product portfolio. Revise your disclosure in the last paragraph on page 105 to explain the basis for this conclusion.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 127 of Amendment No. 1 to note that the Rexahn Board considered, among many other things, the limited amount of cash expected to be left for distribution to Rexahn stockholders in a potential dissolution and liquidation of Rexahn, and the risks, costs and timing of such a process. As noted on pages 131 and 132 of Amendment No. 1, in view of the wide variety of factors considered by the Rexahn Board in connection with its evaluation of the merger and the complexity of these matters, the Rexahn Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to the factors. Rather, the Rexahn Board conducted an overall analysis of the factors described in the section entitled “The Merger – Rexahn Reasons for the Merger” on pages 128 to 132 of Amendment No. 1 and considered the factors overall to be favorable to, and to support, its determination.

In response to the Staff’s comment, Rexahn has also revised the disclosure on pages 111 and 130 of Amendment No. 1 to explain the basis for the Rexahn Board’s conclusion that the marketplace assigned a limited value to Rexahn’s product portfolio.

Opinion of the Rexahn Financial Advisor, page 124

19.
We note your statement in the first bullet on page 125 that Oppenheimer reviewed certain projected financial information. Please revise to disclose such projections and discuss all material assumptions used to develop the projections, including, to the extent applicable, details relating to the “probability of success risk adjustments” referenced on page 128, such as which project candidates obtain FDA approval, when they receive FDA approval, when these products become commercially available, the assumed market for each such product candidate, and any assumptions about competition. Additionally, discuss the possible impact if the assumptions are incorrect.

In response to the Staff’s comment, Rexahn has added disclosure on pages 141 to 144 of Amendment No. 1 to disclose the projections reviewed by Oppenheimer and all material assumptions used to develop such projections. Rexahn has also added disclosure on page 142 of Amendment No. 1 to disclose the possible impact if the assumptions used to develop the projections are incorrect.

Securities and Exchange Commission	- 9 -	August 27, 2020

20.
With respect to the Selected Companies Analysis, you state that Oppenheimer selected the companies “that it deemed relevant based on their business profiles and financial metrics.” Please expand the disclosure to discuss how Oppenheimer used these measures to select the companies.

In response to the Staff’s comment, Rexahn has expanded the disclosure on pages 136 to 137 of Amendment No. 1 to disclose how Oppenheimer selected the companies used in its Selected Companies Analysis.

21.
Please revise the disclosure relating to the Selected Companies Analysis on page 127 to clarify how Oppenheimer adjusted the implied median total enterprise value. Similarly revise the disclosure relating to the Selected Transactions Analysis.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 137 and 138 of Amendment No. 1 to clarify how Oppenheimer adjusted the implied median total enterprise value in its Selected Companies Analysis and Selected Transactions Analysis.

Interests of Rexahn Directors and Executive Officers in the Merger

Golden Parachute Compensation, page 134

22.
We note that you have not included a separate advisory vote of shareholders regarding the Regulation S-K Item 402(t) disclosure. Please advise why you have not done so, or revise to include a resolution for such an advisory vote.

In response to the Staff’s comment, Rexahn respectfully notes that Rexahn does not include an advisory vote on the compensation that may be paid or become payable to Rexahn’s named executive officers because the Registration Statement is not a solicitation to approve a merger, acquisition or sale of Rexahn and, as such, Section 14A(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) does not apply with respect to Rexahn. As described in more detail in the Registration Statement, Rexahn’s stockholders are being asked to vote on the issuance of shares of Rexahn’s common stock, which under Section 14A of the Exchange Act, does not require an advisory vote. In particular, in Section II.D.3.c of the adopting release (Release Nos. 33-9178; 34-63768), the Commission explained that, while it was adopting amendments that would require the Item 402(t) disclosure to be included in proxy statements soliciting proxies to approve the issuance of shares, it was not extending the advisory vote required by Section 14A(b)(2) of the Exchange Act to such transactions.

Securities and Exchange Commission	- 10 -	August 27, 2020

Agreements Related to the Merger

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs, page 169

23.
Shareholders are entitled to rely on the tax opinion. Delete the disclaimers here and in the “Material U.S. Federal Income Tax Consequences of the Merger” section that the discussions are “for information purposes only and [are] not tax advice.” Please also revise to remove language in these sections stating that “generally” certain tax consequences will apply. See Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 156, 183 and 202 of Amendment No. 1 to delete the referenced disclaimers. Rexahn has also revised the disclosure on pages 7 to 8, 16, 18, 132, 157 to 158, 183 to 184 and 202 of Amendment No. 1 to remove language stating that “generally” certain tax consequences will apply.

Agreements Related to the Merger

Pre-Merger Financing, page 173

24.
As the fairness opinion was based in part on Oppenheimer’s consideration of the original Securities Purchase Agreement, revise this section to describe the material differences in terms of the Initial Securities Purchase Agreement and the Securities Purchase Agreement.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 22 and 186 of Amendment No. 1 to describe the material differences in terms of the Initial Securities Purchase Agreement and the Securities Purchase Agreement.

Rexahn’s Business

Collaboration and License Arrangements, page 209

25.
You state that the royalty and release agreement with Next BT was amended to reinstate the exclusive license to RX-0201 in Asia. Revise to clarify whether the reinstatement terminated the potential royalty payments, which you state were put in place in exchange for Next BT terminating its rights to RX-0201. Additionally, please file the HaiChang Agreement as an exhibit, or alternatively, explain why it is not required to be filed. Refer to Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 225 of Amendment No. 1 to clarify that the reinstatement did not terminate the potential royalty payments to NEXT BT Co. Ltd. Rexahn has also filed a copy of that certain Exclusive License Agreement, dated as of February 8, 2020, by and between Rexahn and Zhejiang HaiChang Biotechnology Co., Ltd. (the “HaiChang Agreement”) as Exhibit 10.45 to Amendment No. 1.

Securities and Exchange Commission	- 11 -	August 27, 2020

Ocuphire Business, page 212

26.
We note the statements on page 213 and elsewhere that Ocuphire intends to pursue a section 505(b)(2) regulatory pathway for Nyxol, and your reference that the active pharmaceutical ingredient in Nyxol is in two FDA-approved drugs. Please clarify if Ocuphire intends to rely on studies and results relating to both of those drugs, and disclose whether there has been discussions with the FDA relating to the intended reliance for this pathway.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 228,  239, and 243 to 244 of Amendment No. 1 to clarify Ocuphire’s intent to rely on studies and results relating to each referenced drug and to disclose information regarding Ocuphire’s completed discussions with the U.S. Food and Drug Administration (“FDA”) relating to such intended reliance.

27.
Please revise your narrative disclosure of prior Nyxol trials to specify the specific primary and secondary endpoints for the trial, and whether they were met. Additionally, clarify when the presented measurements reflect non-statistically significant results, and explain how statistical significance is relevant to the FDA’s evidentiary standards for drug approval. Please also explain the purpose of the referenced post-hoc analyses (e.g., Ocuphire is able to rely on such analyses for its NDA, or such analyses is used to formulate future trials).

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 239 to 251 of Amendment No. 1 to specify the specific primary and secondary endpoints for each completed Nyxol trial, whether they were met, and to update the status of continuing efforts. In appropriate passages on pages 239 to 251, Rexahn has modified the use of the word “significant” to clarify when results were “statistically significant” as such term is used by the FDA and rephrased other results where such standard was not met. In addition, Rexahn has added disclosure on pages 239 to 251 regarding the primary endpoints that have been agreed to and are relevant to the FDA’s evidentiary standards for drug approval. Finally, Rexahn has explained on pages 239 to 251 the purpose of the referenced post-hoc analyses is to formulate future trials where applicable.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Estimated Purchase Price, page 312

28.
We note your disclosure that contingent consideration with respect to the CVRs has not been recorded in the unaudited pro forma condensed combined financial statements since the CVRs do not meet the requirements for derivative liability recognition. Rather, any payments made pursuant to the CVR Agreement will be recognized to expense as IPR&D only when the contingencies are resolved and any resultant consideration is paid or becomes payable. Please further explain your accounting for the CVRs, including how you determined that they do not qualify for derivative liability recognition and the accounting guidance upon which you based your accounting.

Securities and Exchange Commission	- 12 -	August 27, 2020

By way of explanation, the parties analyzed the Contingent Value Rights Agreement (the “CVR Agreement”) for the appropriate accounting treatment and determined that the CVRs are subject to a derivative liability accounting scope exception under Accounting Standards Codification (“ASC”) 815. Specifically, ASC 815-10-15-59(d) states that certain contracts that are not exchange-traded are scoped out of the derivative guidance when the underlying on which settlement is based includes “specified volumes of sales or service revenues of one of the parties to the contract.”  The CVR Agreement will entitle holders of each CVR to receive amounts, subject to certain limitations and offsets, equal to a percentage of payments received by Rexahn under that certain License and Assignment Agreement, dated as of February 25, 2019, by and between BioSense Global LLC and Rexahn, as amended, and the HaiChang Agreement, or cash consideration paid by a third party to Rexahn or its affiliates during the applicable CVR Payment Period (as defined in the CVR Agreement) in connection with the grant, sale or transfer of rights to Rexahn’s pre-closing intellectual property.  Accordingly, any payment under the CVR Agreement is similar to a royalty payment, and as such, the underlying amounts on which settlement is based consist entirely of revenues for which the scope exception applies. As the CVR Agreement is not within the scope of ASC 815 and there is no authoritative guidance that exists under ASC 805-50 on the accounting for contingent consideration in an asset acquisition, the parties determined that a CVR liability should be recorded when it is probable and estimable under ASC 450, which is not expected to occur until the contingencies under the CVR Agreement are resolved and any resultant consideration is paid or becomes payable. Upon recognition, any amounts payable pursuant to the CVR Agreement will be included in the cost of the acquired IPR&D and expensed at such time.

In response to the Staff’s comment, Rexahn has revised the disclosure in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information on page 333 of Amendment No. 1 to clarify the accounting treatment of the CVRs.

Note 3. Pro Forma Adjustments, page 313

29.
Reference is made to Note I where we see you have concluded that the Pre-Merger Financing has been classified as equity for purposes of the pro formas but indicate that may change. Please expand your discussion to specifically indicate why the accounting may change and what, if any, impact there may be on the pro formas.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 334 of Amendment No. 1 to expand the discussion with regard to the potential accounting change from equity classification and the impact thereof on the pro formas.

Securities and Exchange Commission	- 13 -	August 27, 2020

30.
Reference is made to the pro forma adjustments to common stock. We see that you accumulate several pro forma merger adjustments to equity and show the cumulative amount of the adjustments in the pro forma balance sheet. So that we, and investors, may better understand your accounting and the impact of each adjustment, please provide the amount of each adjustment separately either on the pro forma balance sheet or as part of your footnote disclosure in Note 3.

In response to the Staff’s comment, Rexahn has revised the disclosure on page 335 to show the amount of each pro forma adjustment related to the common stock.

Principal Stockholders of the Combined Company, page 330

31.	Please revise your disclosure to identify the natural persons who have voting and investment control of the shares held by Apexian Pharmaceuticals, Inc.

In response to the Staff’s comment, Rexahn has revised the disclosure on pages 349 and 350 to 351 of Amendment No. 1 to identify the natural persons who have voting and investment control of the shares held by Apexian Pharmaceuticals, Inc.

General

32.
Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

In response to the Staff’s comment, Rexahn is providing to the Staff on a supplemental basis under separate cover a copy of the materials prepared by Oppenheimer and shared with the Rexahn Board in connection with this transaction. Such supplemental submission includes a request that the materials be kept confidential in accordance with Rule 83 of the Commission’s Rules of Practice and Conduct and that such materials be returned following review under Securities Act Rule 418(b). Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, Amendment No. 1, or any further amendments thereto.

Securities and Exchange Commission	- 14 -	August 27, 2020

33.	Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your merger agreement. Refer to Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, Rexahn has revised Annex A of Amendment No. 1 to identify the contents of all omitted schedules for the Merger Agreement.

Exhibits

34.
Your counsel’s 5.1 opinion assumes your certificate of incorporation will be amended to effect a reverse stock split at a ratio of 1:5. However, Proposal No. 2 seeks approval to effect a reverse stock split within the range of 1:3 to 1:5, with the specific ratio to be approved by Rexahn’s board of directors. Please file a revised opinion reflecting an assumption that corresponds with Proposal No. 2.

In response to the Staff’s comment, Rexahn’s counsel has revised its Exhibit 5.1 opinion and refiled it as Exhibit 5.1 to Amendment No. 1.

Securities and Exchange Commission	- 15 -	August 27, 2020

Rexahn respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Douglas J. Swirsky, President and CEO, Rexahn Pharmaceuticals, Inc.
Mina Sooch, President and CEO, Ocuphire Pharma, Inc.
Asher M. Rubin, Hogan Lovells US LLP
Phillip D. Torrence, Honigman LLP
Jeffrey H. Kuras, Honigman LLP
Emily J. Johns, Honigman LLP